UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

      February 17, 2005



Via Facsimile and U.S. Mail

Mr. Michael Montgomery
Chairman of the Board and President
Trek Resources, Inc.
4925 Greenville Avenue, Suite 955
Dallas, Texas  75206

Re:	Trek Resources
Preliminary Information Statement filed on January 13, 2005
File No. 0-32491

Schedule 13E-3 filed on January 13, 2005
      File No. 5-78060

      Form 10-KSB for the year ended September 30, 2004
      Filed on December 29, 2004
      File No. 0-32491

Dear Mr. Montgomery:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your amended Schedule 13E-3 and Schedule14C, provide page numbers in the EDGAR version.

2. Many of our comments apply to more than one document or more than one section. To prevent the issuance of similar comments, please review all areas of corresponding disclosure in the various filings and make appropriate changes to all affected sections and documents.

Schedule 13E-3

3. General Instruction C to the Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Confirm that you have provided all of the disclosure required by Items 3, 5, 6, 10 and 11 with respect to the persons specified in General Instruction C or expand to provide any additional required disclosure.

Financial Information

4. Please revise your disclosure to provide your ratio of earnings to fixed charges as well as your book value per share. Currently, the information you provide in Appendix B of your Information
Statement,
to which you refer, does not include this information. Please refer to Items 1010(a)(3) and (a)(4) of Regulation M-A.

Information Statement

Questions and Answer About the Reverse Stock Split

5. Consider including a Q&A that addresses the tax consequences for shareholders who receive stock in the reverse split and provides a cross-reference to a more detailed discussion. Please refer to Item
1013(d) of Regulation M-A.

What are some of the advantages of the reverse stock split?

6. Provide support or clarification for your statement that you are obligated to "publicly disclose sensitive, competitive business information." In that regard, we note that you have not filed any requests for confidential treatment of this type of information.

7. Provide a cross-reference to the section of your information statement that discusses the other alternatives considered by the company.


What are some of the disadvantages of the reverse stock split?

8. Please revise your disclosure to explain in greater detail the difference in the amount of public information that will be available with respect to the company subsequent to this going-private transaction.

....What are some of the reasons for going private now?

9. Explain the term "going private" the first time you use it, so that shareholders will understand the purpose and effect of this transaction.

Special Factors

10. Clarify to whom you are referring when you use the utilize
"management" as compared to the board.

Background of the Reverse Stock Split

11. Please revise to further discuss Trek`s reasons for going private at this particular time. It appears that a number of the stated reasons for taking the company private have existed for some time.

12. Explain what you mean by the "contraction of the U.S. capital markets prior to 2004." What measure are you using as the basis for that statement?

13. Expand the 3rd paragraph to provide examples of situations in which "competitors had the opportunity to use to Trek`s disadvantage financial and other information disclosed in by Trek in its SEC filings."

14. In the fifth paragraph, quantify the extent to which Hein would have increased its fee.

15. In that same paragraph, you reference "considerable discussion by the board members." Provide more detail as to the contents of that discussion.

16. Expand your discussion of the background of the reverse stock split to describe all material negotiations, transactions, or contacts between your board members and management. Specifically, we note your reference to a number of "informal discussions" regarding this transaction. Please refer to Items 1005(b) and (c) of Regulation M-A. Disclose the precise date of each substantive negotiation or contact and describe the substance of the discussions or negotiations rather than merely listing the items discussed. Identify the participants in and initiator of each meeting. Revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. We note that your current disclosure is more summary in nature.

17. Please provide the staff with any non-public information or projections that were material to your determination to proceed with this transaction. Provide us also with the November 19, 2004 memorandum delivered to the board.

Cash-Out Merger

18. You state that non-participating stockholders would not have the opportunity to participate in any growth in the value of Trek following the cash-out merger. Clarify how that differs from the reverse stock split by which a number of shareholders will be cashed out and will not be able to participate in any future growth of Trek.

	Sale or Merger of Trek

19. Indicate the number of "other entities` with whom Trek`s management engaged in "informal discussions."

20. With a view towards further disclosure, tell us, in reasonable detail, about the "one potential transaction that was ultimately
abandoned."   How did you enter into discussion with that party,
were
terms discussed, were any offers made and, if so, what were they and why were they rejected? When did these discussions take place?

21. Address the consideration given by the board to engaging an investment advisor for the purpose of seeking out candidates for a sale or merger transaction. If you did not engage an advisor for that purpose, explain the basis for the statement that "management believes that there is not sufficient interest by other entities at this time." Clarify whether that is the board`s belief as well.

Substantive Factors Favoring the Reverse Stock  Split

22. We note your statement that the board did not consider the other valuation methods because "such information was not available to, or does not apply to, Trek." For each of the four points, explain why that information is not available or does not apply. See
Instruction
2 to Item 1014 of Regulation M-A.

Procedural Factors Favoring the Reverse Stock Split

23. Explain to which "standards" you are referring when you claim that your average trading volume was illiquid.

24. In the section discussing Procedural Factors Disfavoring the
Reverse Stock Split, address the fact that you did not engage a financial advisor to explore alternative transactions.


Effects of the Reverse Stock Split on Affiliated Stockholders

25. Describe the effects of the transaction on each affiliate`s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. See Instruction 3 to
Item 1013 of Regulation M-A.

Effects of the Reverse Stock Split on Trek

26. In response to Item 1013(d) of Regulation M-A, disclose in greater detail all of the benefits and detriments of the transaction for Trek, including the savings to be realized as a result of terminating registration under the Exchange Act. Quantify your response to the extent possible. See Instruction 2 to Item 1013 of
Regulation M-A.

27. Explain why you give an approximate number of current record holders. Provide an actual number as of your record date.

Certain Material Federal Income Tax Consequences

28. Revise your opening sentence to state that you are discussing all material federal income tax consequences. In that regard, also remove your reference to the summary not discussing all aspects of federal income taxation as you have already stated that you will be discussing the material consequences.

Information Concerning Trek

	Security Ownership of Principal Stockholders and Management

29. We note that you disclose that the directors and officers as a group hold 71% of the outstanding stock. However, in your Form
10-
KSB for the year ended September 30, 2004, you state that they hold
72.4%.  Please advise us of the change in ownership.

30. Add a column to the table indicating the percentage ownership after the reverse split.

31. Revise footnote (5) to state that this amount also includes the
50,000 shares of Series A Convertible Preferred Stock held by Mr.
Montgomery.

Certain Relationships and Related Transactions with Affiliates

32. Provide a precise cross-reference to disclosure about your prior credit facility with Compass Bank to which you refer in the second paragraph.


Accounting Comments

Pro Forma Statement of Operations

33. Please remove the adjustment to general and administrative expenses, as it does not appear to have a continuing impact on the company.

General

34. Please monitor the requirement to update the financial statements as required by Item 310(g) of Regulation S-B.

Form 10-KSB

Description of Business

      Risks Related to Our Business

35. Expand your risk factor discussions to explain the material harm or effect on your operations that is likely to result should the risk occur.

36. Rather than including language like "there is no assurance that" or you "cannot insure that," revise to state the risk plainly and directly.

Our Properties are Geographically Concentrated

37. Remove the last sentence of this risk factor discussion as it mitigates the risk that you are trying to convey.

We May Be Unable to Acquire or Develop Additional Resources

38. Remove your reference to the industry as you are required to discuss risks to your company or operations and such language mitigates the risk you are trying to convey.

Our Secondary Recovery Project Require Significant Capital
Expenditures...

39. Identify the actual risk that you are trying to convey and the material harm or effect that is likely to result.

We May Be Required to Write Down the Carrying Value...

40. Remove the last sentence of this risk factor discussion as it is more informative in nature and appears to mitigate the risk you are trying to convey.


We Do Not Pay Dividends

41. The disclosure in this risk factor is informative in nature rather than a risk. As such, remove it. If you choose to retain it, you may place in the document outside of the Risk Factors section.

A Disposition of a Significant Number of Shares of Our Common
Stock...

42. This is not an actual risk to the company. As such, remove it.
You may choose to include it elsewhere in the document in a more appropriate location.

      Developments During Fiscal 2004

43. Identify the party owning the additional interest in the Maddox
#1 property.  Also, we note that you recently sold your interest.
Identify to whom you sold your interest and whether the transaction was at arms` length.

44. Identify your interests in each of the three non-operated wells located in Oklahoma. Also, identify the costs involved.

45. Identify from whom you purchased the two producing natural gas wells and whether the transaction was conducted at arms` length.

Developments During Fiscal 2003

46. Expand your disclosure regarding Compass Bank to discuss all the material terms of this credit facility. You may also provide a precise cross-reference to the information.

Title to Our Properties

47. Expand your disclosure to include in the appropriate area of each property a discussion of the costs involved in paying the annual delay rentals to the lessors.

Our Drilling Activities

48. Identify who owns the additional 4% working interests in the Beggs#1 well.

49. Identify from whom you acquired the interest in the Louisiana property and whether the transaction was conducted at arms` length.


We are Affected by Various Laws and Regulations

	Environmental Regulation

50. Identify whether you are required to obtain permits, the expiration dates of those permits, and the costs involved in obtaining and renewing the permits. Also, state whether you are currently in substantial compliance with all such permits.

51. Move the information entitled "Federal Taxation" to the appropriate section, as it is currently placed within the "Environmental Regulation" section.

Management`s Discussion and Analysis of Financial Condition or
Plan
of Operation

52. Expand your discussion of liquidity and capital resources to address any known trends, events or uncertainties that have or are reasonable likely to have a material impact on your short-term and long-term liquidity.

53. State for how long your current working capital is sufficient.

Related Party Transactions

54. Define the terms "farmout arrangements" and "workovers" as the average investor may be unfamiliar with the terms.

Executive Compensation - Compensation of Directors

55. Identify the date upon which the options expire.
Closing Comments

      File amendments to the Form 10-KSB, Form 14C, and Schedule
13E-
3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions concerning any accounting issues to Gabrielle Malits (202) 942-2873, or in her absence, to Kimberly Calder, Assistant Chief Accountant, at (202) 942-1879. Direct questions relating to all other disclosure issues to Melinda Kramer at (202) 942-1938 or in her absence, to the undersigned at (202) 942-
1870.
      Sincerely,



								H. Roger Schwall
								Assistant Director

cc:	Melinda Kramer
	Gabrielle Malits
	Kimberly Calder
	Lillian Brown
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Trek Resources, Inc.
February 17, 2005
Page 1